                                                                  Exhibit (A)(8)
----

NEWS
----

[LETTERHEAD OF RICHFOOD HOLDINGS, INC. APPEARS HERE]

FOR IMMEDIATE RELEASE

                   RICHFOOD HOLDINGS, INC. AGREES TO ACQUIRE
                       DART GROUP CORPORATION, OWNER OF
                            SHOPPERS FOOD WAREHOUSE

Richmond, Virginia, April 9, 1998 - Richfood Holdings, Inc. (NYSE: RFH) announced today the signing of a definitive merger agreement pursuant to which Richfood will acquire all of the outstanding common stock of Dart Group Corporation for $160 per share in cash, or approximately $207 million. Dart's Board of Directors has unanimously approved the agreement and recommended that Dart's shareholders accept the Richfood offer.

To implement the agreement, Richfood will commence a cash tender offer within five business days. The completion of the tender offer is not subject to financing, which has been committed by First Union National Bank, but is subject to other customary conditions, including the acquisition of a majority of Dart's outstanding common stock on a fully diluted basis and the expiration of the waiting period under the Hart-Scott-Rodino Act. Shares not purchased under the tender offer will be acquired in a subsequent merger, at the same price, as soon as practicable after completion of the tender offer. Following the transaction, Dart will become a wholly-owned subsidiary of Richfood.

Dart Group, headquartered in Landover, Maryland, comprises Shoppers Food Warehouse, a 100% owned chain of 37 price-impact supermarkets operating in the Greater Washington, D.C. market; Trak Auto, a publicly owned retailer of auto parts, 67% owned by Dart; Crown Books, a publicly owned retailer of popular books, 52% owned by Dart; and Total Beverage, a 100% owned discount beverage retailer based in Washington, D.C.

"The acquisition of Shoppers Food Warehouse fits perfectly into Richfood's strategy of selectively expanding its retail presence in the Mid-Atlantic market," said John Stokely, President and Chief Executive Officer of Richfood. "Shoppers is located squarely in the middle of our core market," Stokely added, "flanked by our Metro stores to the north in Baltimore and Farm Fresh to the south in Tidewater, with virtually no overlap between its locations and those of Richfood's other customers. We believe that combining Shoppers' highly productive retail format with the full range of Richfood's distribution and logistic capabilities will create significant economics benefiting customers and shareholders alike. With this acquisition, Richfood will own approximately 100 supermarkets stretching from Delaware to southern Virginia, achieving a critical mass that will permit us to optimize operating leverage, particularly in the areas of distribution, technology and shared administrative services. As with our recent Farm Fresh acquisition, the acquisition of Shoppers will be immediately accretive to Richfood."